Exhibit 21.1

Subsidiaries of Select Energy Services, Inc.

Entity	State of Formation
Select Agua Libre Midstream, LLC	Delaware
Complete Energy Services, LLC	Delaware
SES Holdings, LLC	Delaware
Select Energy Services, LLC	Delaware
Peak Oilfield Services, LLC	Texas
Rockwater Energy Solutions, LLC	Delaware
Tidal Logistics, Inc.	Texas